# Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

[redacted]



Basel, 07 March 2006

## New test for improved detection of HIV and hepatitis viruses in donated blood receives CE Mark certification.

***Roche automates and simplifies PCR blood screening - 1 test replaces 3, while new tests can be added to the same system later.***

Roche Diagnostics announced today that it has received CE Mark certification for the cobas TaqScreen MPX Test, which allows the simultaneous detection of several viruses in donated blood. CE Mark certification allows Roche to commercialize the test in the European Union. The test streamlines laboratory workflow and helps improve blood safety by enabling blood centers to replace 3 separate PCR-based nucleic acid tests (HIV-1 and Hepatitis B & C) with one more comprehensive test for the detection of HIV-1 Groups M & O, HIV-2, and Hepatitis B & C. The test can be used to screen whole blood, plasma, and organs and tissues from living donors. Each year, an estimated 70 million units of blood, 3-5 million tissues, and tens of thousands of organs are donated worldwide for use in routine and life-saving medical procedures.

The cobas TaqScreen MPX Test is the first of several being designed to run on the new cobas s 201 system, which fully automates each step of the blood screening process, improving laboratory efficiency and reducing the potential for human errors that can arise from more cumbersome manual processes. The modular design of the cobas s 201 system offers blood centers greater flexibility for customizing instrument configurations to meet their unique throughput requirements and help minimize interruptions to highly time-sensitive operations.



"The cobas s 201 system represents a new level of automation in PCR-based blood screening and demonstrates our continued commitment to meeting the unique needs of blood centers worldwide," said Severin Schwan, CEO Division Roche Diagnostics and Member of the Corporate Executive Committee of Roche. "Though specific requirements for blood centers can vary by country, they all share a need to deliver essential blood products with consistent high-quality, reliability, and speed. We designed this system with our extensively proven PCR technologies to meet the needs of blood centers experienced in nucleic acid testing or just entering into it for the first time."

**F. Hoffmann-La Roche Ltd** CH-4070 Basel Investor Relations
email:
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14

A major global concern regarding the transfusion of blood and blood components is the potential for transmission of viral infection, particularly with the potentially life-threatening human immunodeficiency (HIV) and hepatitis B and C viruses (HBV and HCV). These viruses are primarily transmitted by exposure to contaminated blood and blood and plasma products, exposure to certain body tissues or fluids, by sexual contact, or by an infected mother to the fetus. Nucleic acid amplification technologies such as Roche's leading polymerase chain reaction (PCR) technology enable detection of DNA or RNA of the virus in blood directly, earlier and more precisely than traditional antibody and antigen testing, often in persons who do not yet show symptoms of disease.

The cobas TaqScreen MPX Test is intended for use with the cobas s 201 System and Hamilton STAR pipettor as a donor screening test for direct detection of HIV type 1 (groups M and O) RNA, HIV type 2 RNA, Hepatitis C RNA, and Hepatitis B DNA in whole blood, blood products, or tissue and organs from living donors. Roche expects to make the cobas TaqScreen MPX Test and automated cobas s 201 system commercially available in the European Union later this year.

**About Roche and the Roche Diagnostics Division**

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our websites www.roche.com and www.roche-diagnostics.com

Basel, 1st March 2006

## FDA Approves First Rheumatoid Arthritis Indication for Rituxan (MabThera)

**First and only selective B-cell therapy provides lasting improvement for rheumatoid arthritis patients**

Roche announced today that, after priority review, Genentech and Biogen Idec have received US approval for the first and only selective B-cell therapy Rituxan (rituximab, marketed as MabThera in Europe) for the treatment of adult patients with active rheumatoid arthritis (RA). The approval is specifically for those RA patients who have had an inadequate response to current biologics (anti-tumor necrosis factor (TNF) therapy). This subgroup of RA patients are considered to be the most difficult to treat. MabThera/Rituxan has been shown to be highly effective in controlling symptoms in these patients - furthermore, the long-lasting benefits are seen after only a single treatment course of two infusions.

This approval is good news for RA patients as it has been shown that 1 in 3 of them do not adequately respond to currently available biologic therapies and further treatment options are desperately needed. In contrast to currently available therapy, MabThera/Rituxan provides a fundamentally different treatment approach by selectively targeting B cells. B cells play a key role in the chain of inflammatory events that ultimately lead to the damage of bone and cartilage in the joints, both serious outcomes characteristic of RA.

"This US approval marks a major milestone in our emerging autoimmune disease franchise. We are hopeful that this unique treatment approach will bring lasting benefit to a broad range of rheumatoid arthritis patients who do not respond adequately to current therapeutic options. We are now working closely with the European regulatory authorities to also ensure it's availability to rheumatoid arthritis patients in Europe as early as possible," said William M. Burns, CEO, Pharmaceutical Division, Roche.

Roche filed a regulatory submission to the European Agency for the Evaluation of Medicinal Products (EMEA) in September 2005. The U.S. approval and the European submission are based on positive data from the REFLEX study. This pivotal study showed that MabThera/Rituxan is highly effective in controlling symptoms in patients who have had an inadequate response or are intolerant to prior treatment with disease modifying anti-rheumatic drugs, including one or more anti-TNF (biologic) therapies.

MabThera/Rituxan is already available to physicians in the U.S. and Europe for the treatment of a form of lymphatic cancer called non-Hodgkin's lymphoma (NHL).

About the REFLEX study

The REFLEX study (Randomised Evaluation oF Long-term Efficacy of Rituximab in RA) is a multi-centre, randomized, double-blind, placebo-controlled Phase III study. In this trial, patients who received a single course of only two infusions (days 1 and 15) of MabThera/Rituxan with a stable dose of methotrexate (MTX) displayed a statistically significant improvement in symptoms measured at 24 weeks, compared to those receiving placebo and MTX. MabThera/Rituxan is well tolerated by patients with Rheumatoid Arthritis and no safety concerns have been identified in more than 800 patients followed for 1 year or more. The results of the REFLEX trial were presented at the American College of Rheumatology (ACR) meeting in San Diego in November 2005.

About MabThera in rheumatoid arthritis

MabThera/Rituxan is a therapeutic antibody that selectively targets B cells without affecting stem, pro-B or plasma cells, therefore allowing continuation of normal protective function of the immune system. B cells play a key role in the inflammatory cascade of RA and MabThera/Rituxan aims to break this inflammatory cascade – a series of reactions inflaming the synovia and leading to cartilage loss and bone erosion that is characteristic of the disease. MabThera/Rituxan has also been studied in a Phase IIb study, which was designed to evaluate the efficacy and safety of varying doses of MabThera/Rituxan in combination with MTX in patients with active RA who currently have an inadequate response to MTX. Roche has initiated a pivotal Phase III programme consisting of three trials, enrolling 1,700 patients to further investigate the potential clinical benefit of MabThera/Rituxan in this patient population.

About Rheumatoid Arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by inflammation of the membrane lining in joints. This inflammation causes a loss of joint shape and

function, resulting in pain, stiffness and swelling, ultimately leading to irreversible joint destruction and disability. Characteristics of RA include redness, swelling, pain, morning stiffness, and movement limitation around joints of the hands, feet, elbows, knees and neck. In more severe cases of RA the eyes, lungs or blood vessels may be involved. RA may also shorten life expectancy by affecting major organ systems and after 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. There is still a high unmet medical need as 1 out of 3 RA treated patients do not adequately respond to currently available biologic therapies.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).



Roche Group Media Office

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp